Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Fax: 212-422-4726

Jan J.H. Joosten
Direct Dial: 212-837-6802
E-mail: joosten@hugheshubbard.com

RECEIVED
2004 JUL 26 A 10:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 21, 2004

04035712

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Royal P&O Nedlloyd N.V. (SEC File No. 82-1056)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended, we are furnishing the enclosed documents as identified in Annex A hereto on behalf of Royal P&O Nedlloyd N.V., a Netherlands corporation (formerly known as Royal Nedlloyd N.V. and Royal Nedlloyd Group N.V.).

Please do not hesitate to call the undersigned at 212-837-6802 if you have any questions or require any further information.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the envelope provided for your convenience.

Very truly yours,

Jan Joosten

dlw 7/26

PROCESSED
JUL 26 2004
THOMSON FINANCIAL

Enclosures

ANNEX A

DOCUMENTS SUBMITTED

Attachment	Document	Date
	Press Releases	
1.	Press release of Royal P&O Nedlloyd N.V. (the "Company") relating to the results of the Company in the first quarter of 2004	May 6, 2004
2.	Press release of the Company relating to the appointment of Mr. David Robbie as Chief Financial Officer	May 6, 2004
3.	Press release of the Company relating to the Company's employee share plan	May 24, 2004

6 MAY 2004

ROYAL P&O NEDLLOYD: FIRST QUARTER RESULTS 2004

Note: The figures reported here cover the accounting period to end March before the listing of Royal P&O Nedlloyd on the Euronext stock market in Amsterdam on 16 April. Consequently the figures for P&O Nedlloyd do not include Martinair. The first quarter results for the former Royal Nedlloyd (including 50% of P&O Nedlloyd and 50% of Martinair) are set out in the attached appendix.

P&O NEDLLOYD REPORTS OPERATING PROFIT OF $21 MILLION

P&O Nedlloyd's first quarter results for 2004 improved by $79 million compared to the same quarter 2003, moving from a loss of $58 million to an operating profit of $21 million. Highlights are as follows:

- Operating profit before interest and tax was $21 million, compared to a loss of $58 million in Q1 2003;
- Net profit after tax was $5 million, compared to a net loss of $69 million in Q1 2003;
- Average freight rates were up by 15 per cent on Q1 2003; and
- Volumes shipped were up by 7 per cent on Q1 2003 on a comparable basis.

Commenting on the Q1 result and the full year outlook, Royal P&O Nedlloyd CEO Philip Green said: "The improvement of our financial performance is encouraging in what is traditionally the weakest quarter of the year. We continue to set our sights higher and we are determined to deliver a further improvement in profitability during the course of this year."

"Supply and demand for container shipping looks favourable for 2004 and, provided world trade continues to grow, the outlook for freight rates is positive and in line with our previous expectations. "

Performance summary

1. A feature in the quarter's results has been the improvement in average freight rates, up 15 per cent overall on Q1 2003. The increases have been particularly strong in the Europe Asia Trades (19 per cent) and Americas (17 per cent) compared with the same quarter last year.
2. On a comparable basis with Q1 2003 volumes shipped grew by 7 per cent. Total volume growth was 5 per cent including the impact of closing some loss making trades.

3. Significant further progress is being made with our cost reduction and yield management programmes.

Notes to Editors:

1. Further details of P&O Nedlloyd's Q1 results are attached.

2. Amongst other business, today's Royal P&O Nedlloyd AGM will be asked to appoint David Robbie as Chief Financial Officer and a member of the Board of Royal P&O Nedlloyd, with effect from 10 May. Further information regarding the directors of Royal P&O Nedlloyd, including their contract terms, are available on our website: www.ponl.com.

Further information

Gill Samuel
Director Corporate Communications
P&O Nedlloyd
Telephone: +44 207 441 8706
Mobile: +44 7774 772 133
Fax: +44 207 441 1791
Email: Gill.Samuel@ponl.com

Léon Albers
Manager Investor Relations
Royal P&O Nedlloyd N.V.
Telephone: +31 10 400 6911
Mobile: +31 6 2024 5223
Fax: +31 10 400 6828
Email: Leon.Albers@rponl.nl

Cor Radings (Netherlands press enquiries)
P&O Nedlloyd
Telephone: +31 10 284 2929
Mobile: +31 6 2631 6854
Fax: +31 10 442 3055
Email: Cor.Radings@PONSF.COM

P&O NEDLLOYD: Q1 RESULTS

	US$ million Q1 2004	Q1 2003
Turnover		
Container shipping	1,274	1,055
Other	206	166
Total turnover	1,480	1,221
Operating profit / (loss)		
Container shipping	24	(52)
Other	(3)	(6)
Total operating profit / (loss)	21	(58)
Interest and other	(12)	(10)
Profit / (loss) before tax	9	(68)
Tax	(4)	(1)
Profit / (loss) after tax	5	(69)

Notes:

1. Volumes shipped and average freight rates

	Q1 2004	Q1 2003
Volumes shipped (teus)	**927,000**	**881,000**
- Europe	397,000	393,000
- Americas	282,000	270,000
- Asia Pacific	248,000	218,000
Average freight rates per teu (US$)	**1,374**	**1,196**
- Europe	1,401	1,212
- Americas	1,547	1,321
- Asia Pacific	1,160	1,039

Volumes shipped and average freight rates are grouped by the three Trade Management Centres: Europe (London); Americas (East Rutherford); and Asia Pacific (Hong Kong). "Europe" includes all cargo movements from Europe (including all countries bordering the Mediterranean Sea) to Asia, Australasia, Africa and Latin America, and vice versa. "Americas" includes cargo movements between North America and Asia, Europe, Africa, Australasia, and Latin America. "Asia/Pacific" includes cargo movements between and within Asia, Australasia, Africa and Latin America

2. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

3. A change in average freight rate per teu does not necessarily equal a change in profit contribution per teu. Average freight rate per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

ROYAL P&O NEDLLOYD N.V.

Consolidated Profit and Loss Account

	EUR million	
	Q1 2004	**Q1 2003**
Share in profit / (loss) of non-consolidated participations		
- P&O Nedlloyd	2	(32)
- Martinair	(2)	(4)
	0	(36)
Corporate overhead and other	(1)	(1)
Interest	0	1
Result on ordinary activities before taxation	**(1)**	**(36)**
Taxation	0	0
Net loss	**(1)**	(36)
Average number of outstanding ordinary shares (x 1,000)*	**21,323**	21,323
EUR per outstanding ordinary share:		
- Net result	**(0.05)**	(1.69)
- Result on ordinary activities before taxation	**(0.05)**	(1.69)

APPENDIX 2/3

ROYAL P&O NEDLLOYD N.V.

Consolidated Balance Sheet

	EUR million	
	31-03-2004	31-12-2003
Fixed assets	656	642
Current assets	6	5
Cash and bank balances	56	74
Total Assets	**718**	**721**
Shareholders' equity	674	682
Provisions	27	28
Short-term liabilities	17	11
Total liabilities	**718**	**721**
Number of outstanding ordinary shares (x 1,000)*	21,323	21,323
EUR per outstanding ordinary share:		
- Shareholders' equity	**31.61**	31.98

	31-03-2004	31-03-2003
Shareholders' equity		
Opening	682	784
Exchange differences	14	(19)
Dividends	(21)	-
Net loss	(1)	(36)
Closing	674	729

**Following the transaction which resulted in the listing of Royal P&O Nedlloyd on 16 April the number of outstanding ordinary shares was 40.6 million*

APPENDIX 3/3

ROYAL P&O NEDLLOYD N.V.

Cash Flow Statement

	EUR million	
	31-03-2004	**31-12-2003**
Net profit / (loss)	(1)	11
Other adjustments towards net operational cash flow:		
Share in result of joint venture P&O Nedlloyd	(2)	(4)
Share in result of 50% interest in Martinair	2	(5)
Movement in working capital	5	1
Movement in provisions	(1)	(16)
Other movements	0	1
Net operational cash flow	3	(12)
Redemption received on loans granted	0	2
Investment cash flow	0	2
Dividend paid	(21)	(22)
Financing cash flow	**(21)**	**(22)**
Cash flow balance	(18)	(32)
Cash and bank balances beginning of financial year	74	106
Cash and bank balances end of period	**56**	**74**

In this quarterly report the same accounting policies as in the latest financial statements have been applied.

Figures unaudited

2

6 MAY 2004

APPOINTMENT OF CFO

The Annual General Shareholders Meeting of Royal P&O Nedlloyd NV has today appointed David Robbie as Chief Financial Officer and a member of the Board of Royal P&O Nedlloyd. His appointment takes effect from 10 May.

David Robbie (40), was CFO of CMG plc until January 2003, where he was instrumental in delivering the merger of Logica and CMG. Before this, he was at Invensys plc (and formerly BTR plc), where he was Vice President, Corporate Finance. David qualified as a chartered accountant with KPMG and is a graduate of St Andrews University.

Further information: UK

Gill Samuel
Director Corporate Communications
P&O Nedlloyd
Telephone: +44 207 441 8706
Fax: +44 207 441 1791

Netherlands

Cor Radings
P&O Nedlloyd
Telephone: +31 6263 168 54
Fax: +31 10 442 30 55

(3)

24 May 2004

ROYAL P&O NEDLLOYD PROCEEDS WITH EMPLOYEE SHARE PLAN

Following last month's listing of Royal P&O Nedlloyd on the Euronext stock market, the company has announced today that it has begun buying in the shares required to execute the employee share gift plan.

Under the plan, announced on 16 April, all eligible employees will be offered a gift of 10 shares each to mark the important turning point in the life of the company, and to communicate the importance of continued improvement in business performance and shareholder value.

Further information

Gill Samuel	+44(0)20 7441 8706
Director Corporate Communications	+44 (0)777 477 2133
P&O Nedlloyd	
Léon Albers	
Investor Relations	+31 (0)10 400 6911
Royal P&O Nedlloyd	+31 (0)620 245 223
Cor Radings (Netherlands press inquiries)	+31 (0)626 316 854
Corporate Public Relations	+31 (0)10 284 29 29
Royal P&O Nedlloyd	